Exhibit 1

Ellomay Capital Announces Filing of its Annual Report on Form 20-F for 2011

Tel-Aviv, Israel, April 5, 2012 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), today announced the filing of its Annual Report on Form 20-F for the year ended December 31, 2011 with the Securities and Exchange Commission (“SEC”). A copy of the Annual Report on Form 20-F is available to be viewed and downloaded from the Investor Relations section of Ellomay’s website at http://www.ellomay.com. The Company will provide a hard copy of the Annual Report on Form 20-F, including the Company’s complete audited financial statements, free of charge to its shareholders upon request.

As part of Ellomay's energy and infrastructure focused business strategy Ellomay has enlarged its portfolio of renewable and clean energy investments since the beginning of 2011. Ellomay’s current business structure is as detailed below:

Renewable Energy:  100% ownership of 10 photovoltaic (“PV”) plants located in central and southern Italy annually producing ~11 MW electricity and an 85% ownership in a PV plant in Spain purchased in March 2012 from Conergy España, S.L.U, with a total nominal output of 1.89 MW, and a peak power output of 2.275 MWp.

Clean Energy: indirect holdings of 7.5% of the equity of Dorad Energy Ltd., a private Israeli company that is constructing the Dorad combined cycle power plant based on natural gas, with a production capacity of approximately 800 MW. The Dorad power plant is currently under construction and is expected to commence operations in September-October 2013. The Dorad power plant will be a bi-fuel plant, using natural gas as the main fuel, and diesel oil in the event of an emergency.

Oil and Gas Explorations: holdings of 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea. The Yitzchak license covers a total area of approximately 127.7 square kilometers (or 31,555 acres) and is in relatively shallow water with depths between 60 and 250 meters.

Ellomay's current plan of operation is to operate in the Italian and Spanish PV field and to manage its investments in the Israeli market and, with respect to the remaining funds Ellomay holds, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

2011 Financial Highlights:

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2011 annual revenues were approximately $6.1 million compared to $0 for 2010.  The revenues for the six months ended June 30, 2011 were approximately $1.6 million. As most of Ellomay’s PV plants began operating during 2011, revenues from Ellomay’s PV plants for the six months ended December 31, 2011 increased to approximately $4.5 million. Ellomay expects the revenues from its PV plants to increase during 2012 due to the acquisition of the PV plant in Spain in March 2012.

•	General and administrative expenses were approximately $3.1 million for the year 2011, compared to approximately $3.2 million for 2010.

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In 2011, the total comprehensive loss was approximately $4.7 million compared to income of approximately $5.4 million in 2010. The net loss for the year 2011 was primarily due to other comprehensive loss from foreign currency translation differences in connection with Ellomay’s foreign operations. The net income for the year ended December 31, 2010 was primarily due to the release of funds during from an escrow account in connection with the sale of Ellomay’s prior business to Hewlett-Packard Company.

•	As of December 31, 2011, Ellomay held approximately $28.9 million in cash and cash equivalents, approximately $16.4 million in restricted cash and approximately $10 million in short term deposits.

For more information, please see the Company’s filings with the SEC at www.sec.gov, including the annual report on Form 20-F for the year ended December 31, 2011.

“We have met all of our working plan goals for the year 2011 as we have significantly enlarged our clean and renewable energy operations and investments portfolio and began generating revenues from the sale of electricity produced by our photovoltaic plants, while maintaining a stable and reasonable level of expenses” said Ran Fridrich, CEO and member of the Board of Ellomay.

Fridrich added that “Ellomay has finished 2011 operationally balanced due to the revenues from Ellomay’s PV activities and holdings in energy projects that are expected to generate revenues also in the upcoming years. We intend to continue identifying investment opportunities in the clean energy and renewable energy markets globally in order to continue producing value to our shareholders.”

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE Amex stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim.

Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 10.8 MW, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.275 MWp, 7.5% indirect holdings in Dorad, Israel’s largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption and 20% of the participating interests in the Yitzchak oil and gas exploration and drilling license in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including regulatory changes in Italy and Spain, technical and other interferences with the operation of our PV plants and delays in the construction of the Dorad power plant. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com